As filed with the Securities and Exchange Commission on February 10, 2021

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PROSPECT FLEXIBLE INCOME FUND, INC.
(Name of Subject Company (Issuer))
PROSPECT FLEXIBLE INCOME FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Class A Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
89678V 105
 (CUSIP Number of Class of Securities)

Kristin Van Dask
Chief Financial Officer
Prospect Flexible Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$192,132.34*	$20.96**

*	Estimated for purposes of calculating the filing fee only. The amount was determined by the Registrant based on a good faith estimate of the proceeds the Registrant expects to receive from the issuance of shares of its common stock under its distribution reinvestment plan prior to the expiration of the tender offer to which this Schedule TO relates.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equals $109.10 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 18, 2020 and January 29, 2021 by Prospect Flexible Income Fund, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase the number of shares of our issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”), that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 18, 2020 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on January 20, 2021, and a total of 221,978 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 21,588 Shares validly tendered and not withdrawn at a price equal to $8.90 per Share for an aggregate purchase price of approximately $192,132. This amendment is adjusting the repurchase price per Share from $9.78 to $8.90 and the aggregate shares repurchased from 19,645 to 21,588 which corrected an administrative processing error.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Prospect Flexible Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President